                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                            The MicroCap Fund, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   594949  0
                                  -----------
                                 (CUSIP Number)


                              Eric A. Stern, Esq.
                                Latham & Watkins
                         1001 Pennsylvania Avenue, N.W.
                                   Suite 1300
                            Washington, D.C.  20004


                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                  July 17, 1996
                                  ------------

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: /___/

Check the following box if a fee is being paid with the statement:  /___/

                               Page 1 of 24 Pages
                                         --

                          Exhibit Index is on Page 16

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Geller & Friend Capital Partners, Inc.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)  /____/

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

        Not Applicable

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
        California

                                                     7)  SOLE VOTING POWER
                                                         Not Applicable
NUMBER OF                                            8)  SHARED VOTING POWER
SHARES                                                   Not Applicable
BENEFICIALLY                                         9)  SOLE DISPOSITIVE POWER
OWNED BY EACH                                            Not Applicable
REPORTING
PERSON WITH                                         10)  SHARED DISPOSITIVE POWER
                                                         Not Applicable


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Not Applicable


12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Not Applicable

14)  TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Marshall Geller

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)  /____/

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          Not Applicable

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
          United States


                                                        7)  SOLE VOTING POWER
                                                            Not Applicable
NUMBER OF                                               8)  SHARED VOTING POWER
SHARES                                                      Not Applicable
BENEFICIALLY                                            9)  SOLE DISPOSITIVE POWER
OWNED BY EACH                                               Not Applicable
REPORTING
PERSON WITH                                            10)  SHARED DISPOSITIVE POWER
                                                            Not Applicable

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Not Applicable


12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Not Applicable

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ROBERT M. PERGAMENT

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
          UNITED STATES


                                                        7)  SOLE VOTING POWER
                                                            Not Applicable

NUMBER OF                                               8)  SHARED VOTING POWER
SHARES                                                      23,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                                           9)  SOLE DISPOSITIVE POWER
REPORTING                                                   Not Applicable
PERSON WITH
                                                       10)  SHARED DISPOSITIVE POWER
                                                            23,000 (See Item 5)


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          23,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GERALD B. CRAMER

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                          ----
                                                                     (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          UNITED STATES


                                                        7)  SOLE VOTING POWER
                                                            Not Applicable

NUMBER OF                                               8)  SHARED VOTING POWER
SHARES                                                      66,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                                           9)  SOLE DISPOSITIVE POWER
REPORTING                                                   Not Applicable
PERSON WITH
                                                       10)  SHARED DISPOSITIVE POWER
                                                            66,000 (See Item 5)


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          66,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          INGLESIDE COMPANY

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)   / X  /
                                                                           ----
                                                                    (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
        NEW YORK

                                                   7)  SOLE VOTING POWER
                                                       Not Applicable

NUMBER OF                                          8)  SHARED VOTING POWER
SHARES                                                 40,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                                      9)  SOLE DISPOSITIVE POWER
REPORTING                                              Not Applicable
PERSON WITH
                                                  10)  SHARED DISPOSITIVE POWER
                                                       40,000 (See Item 5)


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          40,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9% (See Item 5)

14)  TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EDWARD J. ROSENTHAL

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          UNITED STATES

                                                        7)  SOLE VOTING POWER
                                                            Not Applicable

NUMBER OF                                               8)  SHARED VOTING POWER
SHARES                                                      12,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                                           9)  SOLE DISPOSITIVE POWER
REPORTING                                                   Not Applicable
PERSON WITH
                                                       10)  SHARED DISPOSITIVE POWER
                                                            12,000 (See Item 5)


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.56% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GOODNESS GARDENS INC.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
        NEW YORK

                                                   7)  SOLE VOTING POWER
                                                       Not Applicable

NUMBER OF                                          8)  SHARED VOTING POWER
SHARES                                                 5,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                                      9)  SOLE DISPOSITIVE POWER
REPORTING                                              Not Applicable
PERSON WITH
                                                  10)  SHARED DISPOSITIVE POWER
                                                       5,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.23% (See Item 5)

14)  TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CRAMER ROSENTHAL MCGLYNN, INC.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)   / X  /
                                                                           ----
                                                                    (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          NOT APPLICABLE

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
        NEW YORK

                                                   7)  SOLE VOTING POWER
                                                       Not Applicable

NUMBER OF                                          8)  SHARED VOTING POWER
SHARES                                                 146,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                                      9)  SOLE DISPOSITIVE POWER
REPORTING                                              Not Applicable
PERSON WITH
                                                  10)  SHARED DISPOSITIVE POWER
                                                       146,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          146,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IA

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert L. Priddy

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)  /____/

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          United States

                                                           7)  SOLE VOTING POWER
                                                               128,600
NUMBER OF                                                  8)  SHARED VOTING POWER
SHARES                                                         4,000
BENEFICIALLY                                               9)  SOLE DISPOSITIVE POWER
OWNED BY EACH                                                  128,600
REPORTING
PERSON WITH                                               10)  SHARED DISPOSITIVE POWER
                                                               4,000


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          150,100 (INCLUDING 17,500 COMMON STOCK ISSUABLE UPON
          CONVERSION OF PREFERRED STOCK)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN
     SHARES                                                               /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael S. Falk

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)  /____/

3)   SEC USE ONLY

4)   OURCE OF FUNDS

          PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          United States

                                                        7)  SOLE VOTING POWER
                                                            23,500
NUMBER OF                                               8)  SHARED VOTING POWER
SHARES                                                      10,000
BENEFICIALLY                                            9)  SOLE DISPOSITIVE POWER
OWNED BY EACH                                               23,500
REPORTING
PERSON WITH                                            10)  SHARED DISPOSITIVE POWER
                                                            10,000

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,625 (including 7,125 Common Stock issuable upon conversion of preferred stock)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.4%

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Commonwealth Associates

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)  /____/

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          New York

                                                        7)  SOLE VOTING POWER
                                                            10,000
NUMBER OF                                               8)  SHARED VOTING POWER
SHARES                                                      Not Applicable
BENEFICIALLY                                            9)  SOLE DISPOSITIVE POWER
OWNED BY EACH                                               10,000
REPORTING
PERSON WITH                                            10)  SHARED DISPOSITIVE POWER
                                                            Not Applicable


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000 (including 3,000 Common Stock issuable upon conversion of preferred stock)


12)   CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.57%

14)   TYPE OF REPORTING PERSON

          BD

Schedule 13D

          Pursuant to Rule 13d-2 and on behalf of Geller & Friend Capital Partners, Inc., Marshall Geller, Robert M. Pergament, Gerald B. Cramer, Ingleside Company, Robert L. Priddy, Edward J. Rosenthal, Goodness Gardens Inc., Cramer Rosenthal McGlynn, Inc., Michael S. Falk and Commonwealth Associates (the "Reporting Persons"), we hereby file with the Securities and Exchange Commission via EDGAR Amendment No. 3 to Schedule 13D filed by the Reporting Persons which amends the Schedule 13D filed April 9, 1996 relating to the Common Stock of MicroCap Fund, Inc. (the "Company" or "Fund").

Item 1.   Security and Issuer

          No Change

Item 2.   Identity and Background

          No Change

Item 3.   Source and Amount of Funds or Other Consideration

          No Change

Item 4.   Purpose of Transaction

          See Item 6.

          Except as disclosed in this Item 4 and Item 6 and previously disclosed in the prior Schedule 13D, as amended filed by the Reporting Persons, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Item (a) through
          (j) of the instructions of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          No Change

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On July 15, 1996 the Reporting Persons entered into a Settlement Agreement with the Fund pursuant to which the Fund, at the behest of the Reporting Persons, has agreed to revise the plan of liquidation to be presented at the July 19, 1996 Special Meeting of the stockholders of the Company. The Company and the Reporting Persons have each made a determination that the revised plan of liquidation and the entry into the Settlement Agreement by the Company are in the best interests of the stockholders. The Reporting Persons support the liquidation of the Fund under the revised plan of liquidation and intend to vote their respective shares of capital stock of the Company at the Special Meeting of the stockholders accordingly. A copy of the Settlement Agreement is attached hereto as Exhibit II.

          The Reporting Persons have entered into a written agreement memorializing their previously disclosed oral agreement. A copy of the agreement is attached hereto as Exhibit III.

Item 7.   Material to be Filed as Exhibits:

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:


Dated:  July 16, 1996

                              /s/ Marshall Geller
                         Marshall Geller


                         GELLER & FRIEND CAPITAL PARTNERS

                              By: /s/ Marshall Geller
                                        Marshall Geller


                              /s/ Robert M. Pergament
                         Robert M. Pergament


                              /s/ Gerald B. Cramer
                         Gerald B. Cramer


                         CRAMER ROSENTHAL MCGLYNN, INC.


                         By: /s/ Gerald B. Cramer
                                  Gerald B. Cramer

                         INGLESIDE COMPANY


                         By: /s/ Barry Gray
                              Barry Gray


                              /s/ Edward J. Rosenthal
                         Edward J. Rosenthal


                         GOODNESS GARDENS INC.


                              By: /s/ Edward J. Rosenthal
                                        Edward J. Rosenthal


                                  /s/ Robert L. Priddy
                         Robert L. Priddy

                              /s/ Michael S. Falk
                         Michael S. Falk


                         COMMONWEALTH ASSOCIATES


                              By: /s/ Michael S. Falk
                                         Michael S. Falk

                                 EXHIBIT INDEX


EXHIBIT             DESCRIPTION             PAGE

           Agreement of joint filing          19
I          pursuant to Rule 13d(1)-f
           promulgated under the
           Securities Exchange Act of
           1934, as amended

II         Settlement Agreement dated as      21
           of July 15, 1996 among The
           MicroCap Fund, Inc., Kamal
           Mustafa,  Michael Falk, Geller
           & Friend Capital Partners, Inc.,
           Marshall Geller, Robert M.
           Pergament, Gerald B. Cramer, The
           Ingleside Company, Robert L.
           Priddy, Edward J. Rosenthal,
           Goodness Gardens, Inc., Cramer
           Rosenthal McGlynn, Inc. and
           Commonwealth Associates

III        Letter Agreement dated as of       24
           July 9, 1996 among Geller &
           Friend Capital Partners, Inc.,
           Robert M. Pergament, Gerald B.
           Cramer, Cramer Rosenthal McGlynn,
           Inc., Edward J. Rosenthal,
           Goodness Gardens, Inc., The
           Ingleside Company, Commonwealth
           Associates, Robert L. Priddy,
           and Michael S. Falk


                                                                      SCHEDULE I


                        EXECUTIVE OFFICERS AND DIRECTORS

                          No Change

                                                                     SCHEDULE II


                             TRANSACTIONS IN COMMON
                                    STOCK OF
                            THE MICROCAP FUND, INC.
                            BY EACH REPORTING PERSON

                                   No Change

                                                            EXHIBIT I

                           AGREEMENT OF JOINT FILING


          Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission Amendment No. 3 to the Statement on Schedule 13D (the "Amendment") to which this Agreement is attached as an exhibit, and agree that such Amendment, as so filed, is filed on behalf of each of them.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated:  July 17, 1996

                                    GELLER & FRIEND CAPITAL
                                      PARTNERS, INC.


               Marshall Geller      By: /s/ Marshall Geller


                                        /s/ Marshall Geller
                                              Marshall Geller


                                    /s/ Robert M. Pergament
                                    Robert M. Pergament


                                    CRAMER ROSENTHAL MCGLYNN, INC.


               Gerald B. Cramer     By: /s/ Gerald B. Cramer


                                    /s/ Gerald B. Cramer
                                         Gerald B. Cramer


                                    INGLESIDE COMPANY


               Barry Gray           By: /s/ Barry Gray


                                    /s/ Edward J. Rosenthal
                                         Edward J. Rosenthal

                                    GOODNESS GARDENS INC.


               Edward Rosenthal     By: /s/ Edward J. Rosenthal


                                        /s/ Robert L. Priddy
                                              Robert L. Priddy


                                    COMMONWEALTH ASSOCIATES


               Michael S. Falk      By: /s/ Michael S. Falk

                                        /s/ Michael S. Falk
                                              Michael S. Falk

                                                          Exhibit II


                             SETTLEMENT AGREEMENT
                             --------------------

          Agreement dated as of July 15, 1996 among The MicroCap Fund, Inc. (the "Company"), Kamal Mustafa ("Mustafa"), Michael Falk ("Falk"), Geller & Friend Capital Partners, Inc., Marshall Geller, Robert M. Pergament, Gerald B. Cramer, The Ingleside Company, Robert L. Priddy, Edward J. Rosenthal, Goodness Gardens Inc., Cramer Rosenthal McGlynn, Inc. and Commonwealth Associates (Falk and any other person who is from time to time a filing person with respect to any
Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by any group including any of the foregoing with respect to the common stock and preferred stock of the Company being referred to herein collectively the "13D Group" and separately as a "Group Member").

          In order to resolve certain differences of view as to the manner in which the Company should be liquidated and to provide a framework pursuant to which each Group Member will support the Plan of Liquidation in the form attached hereto as Exhibit A (the "Plan"), the parties hereto agree as follows:

          1. The Company may postpone the convening of the Special Meeting of Stockholders of the Company (the "Special Meeting") called to consider the Plan to a date not later than July 22, 1996 in order to modify the Company's proxy materials to reflect this Agreement and the Plan.

          2. Each party hereto and each Group Member will vote all of his or its shares of capital stock of the Company in favor of the Plan and will not encourage any Stockholder to vote against the Plan or to not be present at the Stockholders meeting in person or by proxy.

          3. Effective upon adoption of the Plan by the Stockholders of the Company, (a) Mustafa will resign any and all positions he has with the Company, including as director of the Company; and (b) Falk will resign as a director of the Company. Thereafter, none of Falk, Mustafa, Commonwealth, Bluestone Capital Partners L.P. ("Bluestone") or any affiliated person of any of them will, directly or indirectly, (i) become an affiliated person of the Company, (ii) have any business dealings with the Company, or (iii) receive or be entitled to receive any compensation in connection with the Company, any of its affiliates or any of its investments. Attached hereto as Exhibits B-1 and B-2 are fully executed resignations of Falk and Mustafa effective upon the date of such adoption.

          4. Prior to the Special Meeting the current directors of the Company who are not interested persons of the Company will identify two additional directors who are not interested persons of the Company, Commonwealth, Bluestone, Balk, Mustafa or the 13D Group and who are reasonably acceptable to counsel for the Company and counsel to the 13D Group upon consultation with their respective clients. Effective upon the resignations of Mustafa and Falk, the Company's Board of Directors will elect such new persons as directors to fill the vacancies created by such resignations.

          5. If the Company does not within 45 days after the adoption of the Plan by the Stockholders engage on reasonable terms one or more persons who are reasonably acceptable to the 13D Group to act as trustee of the liquidating trust referred to in the Plan or if the Company does not within 90 days after adoption of the Plan by Stockholders file articles of dissolution and contribute all remaining assets to the liquidating trust, upon written request by the 13D Group the Board of Directors of the Company will promptly call a meeting of stockholders of the Company to elect that number of directors, including without limitation all Class II directors and any director elected or appointed by the Board of Directors and not by the stockholders, which would need to be elected at an annual meeting of Stockholders of the Company. The date of such meeting shall be not later than 40 days following receipt of such request and shall be called not later than one week following receipt of such request. The parties agree that the 13D Group shall not be restricted in any manner under this Agreement from contesting any matter, including without limitation the election of any director nominee, at the annual meeting of the stockholders.

          6. Gerald B. Cramer and any other representative of the 13D Group who is not an affiliated person of Commonwealth and who is otherwise reasonably acceptable to the Company shall be entitled to receive notice of and to attend all meetings of the Board of Directors and any committee thereof other than the Compliance Committee held after the date of this Agreement.

          7. Representatives (including accountants) of the 13D Group shall be entitled to inspect the financial records of the Company to assure themselves as to the propriety of the purposes for which the Company has incurred expenses and shall be afforded access to any nonconfidential records of the Company. Each Group Member hereby acknowledges that the access so provided and the attendance of a representative at meetings of the Board of Directors may result in the Group Members' being deemed to be in possession of material non-public information. Each Group Member hereby agrees to hold all such information received by any Group Member confidential and not to act on such information until it becomes public in the ordinary course or becomes nonmaterial.

          8. The Company and the 13D Group will issue a joint press release immediately following execution and delivery of this Agreement in the form of Exhibit C.

          9. The Company will not (a) amend its by-laws, (b) propose to Stockholders any amendment to its articles of incorporation or (c) enter into any agreement that would materially and adversely affect the ability of the Company to complete the Plan or that would adversely affect the 13D Group's rights under this Agreement (or impair the exercises thereof), including without limitation the 13D Group's rights with respect to the calling of a meeting of stockholders for the election of directors in certain circumstances.

          10. If an order of the SEC is obtained authorizing the Company to reimburse the reasonable out-of-pocket expenses of (including without limitation reasonable fees and expenses of legal counsel) the 13D Group in its efforts to have the Company liquidate, the Company will reimburse the 13D Group for such out-of-pocket expenses (including without limitation reasonable fees and expenses of legal counsel) as the SEC shall approve in an amount not in excess of $120,000. The Company will support the application for such an order on the ground that such reimbursement is in the overall best interests of the Stockholders, will join in the application for such order as an additional applicant and will take such additional action as may be reasonably requested by the SEC.

          11. None of the execution, delivery or performance of this Agreement by the parties hereto shall constitute an admission of liability regarding any matter other than for performance of its obligations hereunder.

          12. None of the parties to this Agreement will do or say anything inconsistent with the press release or the terms of this Agreement.

          13. Any or all notices to be given hereunder shall be deemed to have been duly given if delivered personally, in the case of the Company or its Directors, 575 Fifth Avenue, NY, NY 10017, attn: Secretary; in the case of Mustafa, c/o Bluestone Capital Partners, 575 Fifth Avenue, NY, NY 10017; in the case of any other party hereto or any Group Member, c/o Eric A. Stern, Latham & Watkins, 1001 Pennsylvania Ave. NW Washington, D.C. 20004, or in any case to such other address as shall have been most recently provided to each other party hereto in the manner provided herein.

          14. This Agreement shall be binding upon and inure to the benefit of the executors, heirs, and successors of the parties hereto.

          15. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

          16. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

          17. Each party hereby consents to jurisdiction of the courts of the State of Maryland and agrees that specific performance would be an appropriate remedy for violation of such party of any of the provisions of this Agreement. Each party shall be entitled to such attorneys fees and other costs and expenses arising out of enforcement of this Agreement by it against violations hereof as the court may approve.

          18. In the event the Plan is not adopted by the Stockholders at the Special Meeting, this Agreement will automatically terminate. If it is determined that any party hereto has breached this Agreement in a manner material and adverse to any of the other parties hereto, the non breaching parties may terminate this Agreement without waiver of liability on the part of the breaching party. For the purposes of the foregoing sentence, such termination shall occur upon written notice to such effect signed by all Group Members (if the breaching party is the Company and/or Mustafa) or the Company and Mustafa (if the breaching party is Falk or one or more of the other Group Members).

          19. This Agreement shall be governed by the laws of the State of Maryland without giving effect to the conflict of laws provisions thereof.

                                                            Exhibit III

July 9, 1996


To Each of the Persons Listed on Schedule A Hereto


Gentlemen:

This letter sets forth the terms of the agreement whereby the undersigned, Geller & Friend Capital Partners, Inc. ("GFCP") is providing advisory services to all of you listed on Schedule A hereto as a group (the "Group") in connection with the Group's ownership of common stock in The Microcap Fund, Inc. (the "Company") and other activities related to the Company. The Group has filed a
Schedule 13D indicating that the Group intends to nominate individuals for membership on the Company's Board of Directors. The Group has indicated in such
Schedule 13D that its nominees support actions to increase shareholder value of the Company's common stock, which include, among the possibilities, a change in the dividend policy of the Company, conversion of the Company to an open-end investment Company, liquidation of a material amount of the Company's assets and the merger, reorganization or liquidation of the Company (collectively "Group Purposes"). The Group also disclosed that additional shares of the Company's common stock or other securities of the Company might be acquired or the Group could determine to sell or otherwise dispose of any such securities. Currently it is intended that the Company will liquidate.

The Group and GFCP agree as follows:

1. In consideration of the compensation described below, GFCP will assist the Group in accomplishing the Group Purposes. The Group and GFCP acknowledge and confirm that GFCP will and can only provide services to the Group which are in compliance with all applicable federal, state and local laws, including without limitation all applicable federal securities laws.

2.  The Group shall pay to GFCP a fee equal to

    A. Ten percent (10%) of the profit per share of common stock of the Company realized by the Group up to a $7 per share value; and

    B. Twenty percent (20%) of the profit per share of common stock of the Company realized by the Group above a $7 per share value.

3. For purposes hereof, the Group and GFCP confirm and agree that the starting value per share for purposes of determining profit realized by the Group is $5.00. Each member of the Group shall pay to GFCP a portion of the fee based upon the number of shares of the Company's common stock owned by such person. GFCP shall be entitled to be reimbursed for any and all out-of-pocket expenses incurred by it in connection with performing services hereunder; provided, however that prior to incurring any cost in excess of $2,500, GFCP shall obtain the prior consent of the Group, which consent can be furnished by such person that has been designated as a representative of the Group.

4.  This agreement may be terminated if and only if the Group and GFCP mutually
                                     --------------
agree.

5. The fee payable to GFCP hereunder shall be paid in cash as and when the Group receives liquidation proceeds from the liquidation of the Company or shares of the Company's common stock owned by the Group are sold or upon the closing of any transaction whereby the Group sells or exchanges shares of the Company's common stock, whichever event is earlier.

If the foregoing correctly sets forth our agreement, please sign and return a duplicate of this letter agreement.




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